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Exhibit 99.21

[Polycom Letterhead]

June 15, 2001

PictureTel Corporation
100 Minuteman Road
Andover, MA 01810

Ladies and Gentlemen:

    This letter agreement sets forth the agreement of Polycom, Inc., a Delaware corporation ("Parent") and PictureTel Corporation, a Delaware corporation ("Company") with respect to the voting of the shares (the "Shares") of common stock of the Company, par value $0.01 per share (the "Common Stock") issuable upon conversion of the Company's Series A Senior Convertible Note and Series B Senior Convertible Note (the "Notes" and, together with the Shares, the "Securities") and certain other matters set forth herein. The parties acknowledge that the agreements contained herein are an integral part of the transactions contemplated by the Note Agreement dated the date hereof between the parties.

    Parent and Company agree as follows:

    1.  Significant Transactions.  At all times following the termination of the Merger Agreement dated May 24, 2001 between Parent, Pharaoh Acquisition Corp. and Company, Parent shall cast all votes to which Parent is entitled in respect of the Shares, whether at any annual or special meeting, by written consent or otherwise, for, against or in abstention on any of the matters set forth below in the same proportion as shares of voting capital stock of the Company are voted by all stockholders of the Company other than Parent with respect to matters relating to the election of directors, dividends and on any transaction or series of transactions relating to stock issuances, charter amendments, recapitalizations, mergers, consolidations, reorganizations, sales of all or substantially all assets or other similar transactions involving the Company. The foregoing voting agreement shall be inapplicable with respect to any matter other than those set forth in this Section and with respect to any shares of Common Stock owned by Parent other than the Shares (other than shares of Common Stock issued as a dividend or distribution on the Shares or in connection with some other reclassification, combination or reorganization involving the outstanding common stock of the Company).

    2.  Right of First Refusal.  Parent shall provide the Company with 10 days advance written notice of any proposed sale, disposition or other transfer by it of the Securities (other than to an affiliate of Parent), together with a reasonably detailed summary of the material terms, including price, of the proposed sale, disposition or other transfer (a Transfer Notice"). The Company shall have the right to purchase all, but not less than all, of such Securities on the terms outlined in such Transfer Notice by notice given within 10 business days of receipt of the Transfer Notice. If there is a material change in the terms of any proposed sale, disposition or other transfer by Parent (which shall be deemed to include any change in price; provided, that if such price is determined by reference to the price of the Common Stock as quoted on the primary trading market for the Common Stock, there shall not be deemed to be a change in price unless there is a change in the method of calculating such price), Parent must furnish a separate Transfer Notice to the Company and the terms of this Section 2 must be separately complied with, in order to consummate such proposed sale, disposition or other transfer. Any purported sale, disposition or other transfer by Parent in violation of the terms of this Section 2 shall be void and of no effect. The provisions of this Section 3 shall terminate with respect to the Shares on the earlier to occur of (i) December 20, 2001, or (ii) 90 days after a shelf registration statement is filed with the Securities and Exchange Commission pursuant to the Registration Rights Agreement between the Company and Parent dated May  , 2001.

    3.  Grant of Proxy.  Parent hereby grants to the Company an irrevocable proxy, coupled with an interest, to vote its Shares in accordance with the agreements contained in Sections 1. This proxy shall be inapplicable with respect to any matter other than those set forth in Section 1 and with respect to any shares of Common Stock owned by Parent other than the Shares (other than shares of Common Stock issued as a dividend or distribution on the Shares or in connection with some other reclassification, combination or reorganization involving the outstanding common stock of the Company).

    4.  Governing Law.  This letter agreement shall be deemed an agreement under seal and shall be governed by the internal laws of The State of Delaware applicable to contracts wholly executed and performed therein.

    6.  Specific Performance.  Parent and the Company agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to seek an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any action at law or suit in equity to enforce this letter agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

    7.  Miscellaneous.  This letter agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto. Parent agrees that no transfer, sale or assignment of the Securities to any transferee shall be effective unless such permitted transferee has delivered to the Company a written acknowledgement and agreement in form and substance satisfactory to the Company that the Securities to be received by such permitted transferee shall continue to be governed by the terms of this Agreement and that such transferee shall be deemed to be "Parent" for all purposes of this letter agreement.

    8.  Termination.  Shares of Common Stock of the Company issued upon conversion of the Notes shall no longer be deemed Shares hereunder nor governed by the terms of this letter agreement if such shares are sold pursuant to an effective registration statement of the Company or to the public pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

Very truly yours,
POLYCOM, INC.
By: /s/ Michael R. Kourey
Title: Chief Financial Officer
AGREED TO AND ACCEPTED:
PICTURETEL CORPORATION
By: /s/ Dalton T. Edgecomb
Title: Chief Financial Officer

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  Exhibit 99.21